EXHIBIT 99.1

                     DISAFFILIATION OF AN AFFILIATED COMPANY


1. Company to be disaffiliated of
- Company Name: Korea Energy Investment Limited (KEIL)
- Total Asset (KRW): 167,581,907,000
- Total Equity (KRW): 10,717,612,000
- Total Liabilities (KRW): 156,864,295,000
- Paid-in Capital (KRW): 4,750,000,000
- Major Business: Generation of Electricity etc.

2. Name of Company Group: POSCO

3. Reason for Disaffiliation: Merge with POSCO Power.

4. Total number of affiliated companies after disaffiliation: 57

5. Date of disaffiliation: August 8, 2006

6. Others
- '5. Date of Disaffiliation' is the date of receipt of official document from the Korean Fair Trade Commission regarding Disaffiliation from the
   Company Group.